Exhibit 99.2

HEALTHCARE TECHNOLOGIES LTD.
32 HASHAHAM STREET
PETACH TIKVA 49170, ISRAEL.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 30, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints each of Eran Rotem, Israel Amir and Sharon Mainfeld, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Extraordinary General Meeting of Shareholders of Healthcare Technologies Ltd. (the “Company”) to be held on Sunday, September 30, 2007 at 11:00 a.m. (local time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Round Tower, 47th Floor, Tel Aviv, Israel (Telephone: +972-3-608-7726, Facsimile: +972-3-608-7714) and at all adjournments or postponements thereof, all Ordinary Shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

        The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side.

        The undersigned hereby acknowledges receipt of the Notice of an Extraordinary General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

(Continued and to be signed on the reverse side)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please mark your vote in blue or black ink as shown here ☒

PROPOSAL:
TO APPROVE THE PLAN OF ARRANGEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, BETWEEN THE COMPANY AND THE COMPANY'S SHAREHOLDERS, PURSUANT TO WHICH THE ASSET PURCHASE AGREEMENT, DATED JANUARY 16, 2007, AS AMENDED, BETWEEN THE COMPANY, GAMIDA FOR LIFE B.V., NEXGEN BIOFUELS, INC. AND MAC BIOVENTURES, INC., AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ELECTION OF DIRECTORS OF THE COMPANY, SHALL BE APPROVED.
	FOR	AGAINST	ABSTAIN
	☐	☐	☐

THIS NOTICE IS VERY IMPORTANT!	Please indicate whether or not you have a PERSONAL INTEREST (as defined below) in the above proposal by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.		YES	NO
PLEASE READ THE DEFINITION BELOW PRIOR TO FILLING OUT THIS SECTION.		PERSONAL INTEREST	☐	☐

Under the Israeli Companies Law – 1999, a “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.